SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

O'Connor Fund of Funds: Aggregated Alpha Strategies LLC
(Name of Issuer)

O'Connor Fund of Funds: Aggregated Alpha Strategies LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James M. Hnilo, Esq.
UBS Alternative and Quantitative Investments LLC
One North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
(312) 525-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $30,000,000 (a)	Amount of Filing Fee: $4,092.00 (b)
(a)     Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)    Calculated at 0.01364% of the Transaction Valuation.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,728.00
Form or Registration No.: SC TO-I
Filing Party: O'Connor Fund of Funds: Aggregated Alpha Strategies LLC
Date Filed: March 20, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (the "Amendment") relates to the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 20, 2013 by O'Connor Fund of Funds: Aggregated Alpha Strategies LLC (the "Fund") (the "Statement") in connection with an offer by the Fund to purchase up to $20,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the "Offer").  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This Amendment to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Offer amount is being increased from $20,000,000 to $30,000,000 in Interests, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until the end of the day on Friday, April 19, 2013 at 12:00 midnight, New York time, in accordance with Rule 13e-4(f)(1)(ii) under the Exchange Act.

Exhibit (a)(1)(i) to the Statement (Cover Letter to Offer to Purchase and Letter of Transmittal), Exhibit (a)(1)(ii) to the Statement (Offer to Purchase) and Exhibit (a)(1)(iv) to the Statement (Form of Notice of Withdrawal of Tender) are amended to increase the Offer amount to $30,000,000 and extend the Expiration Date until the end of the day on Friday, April 19, 2013 at 12:00 midnight, New York time.  Until this time, investors have the right to change their minds and withdraw their Interests from consideration for purchase.

Notice of this Amendment in the form of the Cover Letter attached hereto as Exhibit (a)(1)(vi) will be disseminated to all investors who previously were sent the Statement filed March 20, 2013.  An amended Form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(iii).

Except as amended herein, all other terms of the Statement filed March 20, 2013 shall remain the same.

ITEM 12.                      Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Amended Form of Letter of Transmittal.**

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(1)(vi)	Cover Letter to Amended Offer to Purchase and Amended Letter of Transmittal.**

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

________________

*	Previously filed on March 20, 2013 as an exhibit to the Issuer Tender Offer Statement on Schedule TO.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O'CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC

By:	/s/ Nicholas J. Vagra
Name: Nicholas J. Vagra
Title: Authorized Signatory

April 8, 2013

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)	Amended Form of Letter of Transmittal.**

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(1)(vi)	Cover Letter to Amended Offer to Purchase and Amended Letter of Transmittal.**

(a)(2)-(5)	Not applicable.

________________

*	Previously filed on March 20, 2013 as an exhibit to the Issuer Tender Offer Statement on Schedule TO.

**	Filed herewith.